SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)1

                              NATHAN'S FAMOUS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    632347100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                       N/A
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP No. 632347100                   13D                Page 2 of 6 Pages
-----------------------------                       ----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    981,837**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                981,837**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     981,837**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 41,437 Shares of Common Stock issuable upon exercise of warrants.

-----------------------------                       ----------------------------
CUSIP No. 632347100                   13D                Page 3 of 6 Pages
-----------------------------                       ----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    981,837**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                981,837**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     981,837**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 41,437 Shares of Common Stock issuable upon exercise of warrants.

-----------------------------                       ----------------------------
CUSIP No. 632347100                   13D                Page 4 of 6 Pages
-----------------------------                       ----------------------------



         The following  constitutes  Amendment No. 6 ("Amendment  No. 6") to the
Schedule 13D filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth to report the ownership of certain convertible securities which are presently exercisable and have not been previously reported in the Schedule 13D.

   Item 3 is hereby amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  (a) The aggregate purchase price of the 940,400 Shares of Common Stock owned by Steel Partners II is $3,149,467. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

                  (b) Steel Partners II holds warrants (the "Warrants") to acquire 41,437 Shares at an exercise price of $6.00 per Share, all of which are currently exercisable. The Warrants were received in exchange for shares of common stock of Miami Subs Corporation pursuant to a merger between Miami Subs Corporation and Miami Acquisition Corporation, a subsidiary of the Issuer, effective as of September 30, 1999. The aggregate purchase price of the Warrants is $21,347.

   The second paragraph of Item 5(a) is hereby amended to read as follows:

                  As of the close of business on January 16, 2001, Steel Partners II beneficially owned 981,837 Shares of Common Stock constituting approximately 13.9% of the Shares outstanding. Included therein is 41,437 Shares of Common Stock issuable upon the exercise of the Warrants. Mr. Lichtenstein beneficially owned 981,837 Shares, representing approximately 13.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 981,837 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares (other than the Shares issuable upon exercise of the Warrants) were acquired in open-market transactions.

   Item 5(c) is hereby amended to add the following:

                  (c) Steel Partners II engaged in the following transactions since the filing of Amendment No. 5 to the Schedule 13D:

-----------------------------                       ----------------------------
CUSIP No. 632347100                   13D                Page 5 of 6 Pages
-----------------------------                       ----------------------------



                                Shares of Common
           Date of Purchase      Stock Purchased           Price Per Share($)
           ----------------      ---------------           ------------------
               12/13/00               49,000                    3.06450
               12/14/00                4,000                    3.13330
               12/15/00                1,900                    3.27030
               12/18/00               11,900                    3.21730
               12/19/00                2,400                    3.29520
               12/20/00               11,000                    3.10820
               12/26/00                3,900                    3.05920
               12/27/00                1,200                    3.41500
               12/28/00               14,300                    3.51120
               12/29/00                1,200                    3.52960
                1/03/01                5,000                    3.16500
                1/09/01                2,700                    3.41500
                1/11/01               10,000                    3.49940
                1/12/01                  600                    3.47750
                1/16/01                3,100                    3.54000

-----------------------------                       ----------------------------
CUSIP No. 632347100                   13D                Page 6 of 6 Pages
-----------------------------                       ----------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 2001             STEEL PARTNERS II, L.P.

                                     By:  Steel Partners, L.L.C.
                                          General Partner

                                     By:  /s/ Warren G. Lichtenstein
                                          -------------------------------
                                          Warren G. Lichtenstein
                                          Chief Executive Officer

                                    /s/  Warren  G. Lichtenstein
                                    -------------------------------------
                                    WARREN G. LICHTENSTEIN